PACE | PACIFIC ASIA CHINA ENERGY

April 26, 2008

GREKA China Ltd.
Suite 3308, Two Exchange Square
Central, Hong Kong

Attention: Randeep Grewal

Dear Randeep:

Re: Due Diligence Extension

We are writing to confirm the agreement that we have reached to amend Section 4.2(b) of the Arrangement Agreement dated the 27th day of March, 2008, among GREKA China Ltd., GREKA Acquisitions Ltd. and Pacific Asia China Energy Inc., by deleting the words "prior to the date which is 30 days following the date hereof", and replacing them with the words "on or before May 10, 2008".

If the foregoing is in accordance with the agreement we have reached, please so indicate below.

Yours truly,

PACIFIC ASIA CHINA ENERGY INC.

Per: ______________________
STEVEN KHAN EXEC VP/DIR

Agreed to this 26th day of April, 2008.

GREKA CHINA LTD.

Per: ______________________

GREKA ACQUISITIONS LTD.

Per: ______________________

DRJ24906